PRESS RELEASE

Sanofi Alliance Partner Alnylam

Provides Update on Fitusiran Development Program

Paris, France – September 7, 2017 - Sanofi alliance partner Alnylam Pharmaceuticals today provided an update on the clinical development program for fitusiran, an investigational RNAi therapeutic in development for the treatment of hemophilia A and B with or without inhibitors. Sanofi has an alliance with Alnylam Pharmaceuticals to co-develop and co-commercialize fitusiran. Alnylam has primary responsibility for execution of the development program.

As disclosed by Alnylam, a fatal thrombotic event occurred in a patient with hemophilia A without inhibitors enrolled in the Phase 2 Open Label Extension (OLE) study of fitusiran. As a result, Alnylam, the sponsor of this study, has suspended dosing in all ongoing fitusiran studies pending further review of the safety event and development of a risk mitigation strategy. Based on overall consideration of fitusiran’s benefit-risk profile, Alnylam aims to resume dosing as soon as it is feasible upon agreement with global regulatory authorities and with appropriate protocol amendments for enhanced patient safety monitoring in place.

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Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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Contacts:

Media Relations Ashleigh Koss Tel. : +1 908 981 8745 Ashleigh.Koss@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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